Exhibit 12.1

AMERICAN REAL ESTATE PARTNERS, L.P. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN THOUSANDS)

	Years Ended December 31,
	2005		2004	2003	2002	2001
Income from continuing operations before income taxes, income or loss from equity investees and minority interest	$(41,918)		$89,182	$40,047	$53,863	$61,167
Fixed Charges:
Interest expense	98,931		59,783	38,545	37,063	44,336
Amortized capitalized expenses related to indebtedness	5,083		2,400	320	191	178
Estimated interest within rental expense	1,287		486	552	585	557
Amortization of capitalized interest	255		559	559	494	475

Earnings as defined	$63,638		$152,410	$80,023	$92,196	$106,713

Fixed Charges (including capitalized items):
Interest expense	$98,931		$59,783	$38,545	$37,063	$44,336
Interest capitalized	—		86	300	766	3,064
Amortized capitalized expenses related to indebtedness	5,083		2,400	320	191	178
Estimated interest within rental expense	1,287		486	552	585	557

Fixed charges as defined	$105,301		$62,755	$39,717	$38,605	$48,135

Ratio of earnings to fixed charges	—	(1)	2.4	2.0	2.4	2.2

(1) Fixed changes exceeded earnings by $41.7 million for 2005.